By EDGAR

May 15, 2023

Linda Cvrkel and Suying Li
United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, NE
Washington, D.C. 20549-0405

Re:	CVS Health Corporation
Form 10-K for Fiscal Year Ended December 31, 2022 Filed February 8, 2023
File No. 001-01011

Dear Mses. Cvrkel and Li:

CVS Health Corporation (the “Company”) is responding to the comment letter of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) dated May 11, 2023 on the above referenced filing. For your convenience, we have reproduced the Staff’s comment in bold immediately preceding the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segment Analysis

Health Care Benefits Segment, page 79

1.	Your disclosure in the last paragraph on page 80 indicates that “[b]ased on the Company’s membership at December 31, 2022, 21% of the Company’s Medicare Advantage members were in plans with 2023 star ratings of at least 4.0 stars, compared to 87% of the Company’s Medicare Advantage members being in plans with 2022 star ratings of at least 4.0 stars based on the Company’s membership at December 31, 2021.” We also note that your 2023 star ratings will be used to determine which of your Medicare Advantage plans four stars or higher and qualify for bonus payments in 2024. Please revise to quantify, if material, the impact that the significant decline in your plans with four stars or higher could have on your bonus payments in future periods.

U.S. Securities and Exchange Commission

May 15, 2023

We acknowledge the Staff’s comment and respectfully submit that the Company will supplement the disclosures in its Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to reflect the projected impact of the decline in the percentage of the Company’s Medicare Advantage members in plans with star ratings of at least 4.0 stars in 2023 in the following manner (new disclosure identified in bold and underline):

Medicare Update

...

The ACA ties a portion of each Medicare Advantage plan’s reimbursement to the plan’s “star ratings.” Plans must have a star rating of four or higher (out of five) to qualify for bonus payments. CMS released the Company’s 2023 star ratings in October 2022. The Company’s 2023 star ratings will be used to determine which of the Company’s Medicare Advantage plans have ratings of four stars or higher and qualify for bonus payments in 2024. Based on the Company’s membership at December 31, 2022, 21% of the Company’s Medicare Advantage members were in plans with 2023 star ratings of at least 4.0 stars, compared to 87% of the Company’s Medicare Advantage members being in plans with 2022 star ratings of at least 4.0 stars based on the Company’s membership at December 31, 2021. The estimated impact from the decline in the number of Medicare Advantage members in plans with star ratings of at least 4.0 stars, net of mitigating actions, is a reduction of the 2024 operating income of the Health Care Benefits segment of approximately $800 million to $1.0 billion.

In its Quarterly Report on Form 10-Q for the three-month period ended March 31, 2023, the Company announced a realignment of the composition of its segments. In connection with the realignment, the Company expects to file, during the three-month period ending June 30, 2023, a Current Report on Form 8-K (the “Segment Realignment 8-K”) to recast certain prior period financial information to conform with the new segment composition. The Segment Realignment 8-K will include, among other things, the Company’s MD&A for the year ended December 31, 2022 revised to reflect the realignment of the segments as an exhibit. The Company proposes to include the revised disclosure as part of the revised MD&A filed in the Segment Realignment 8-K.

If you have any additional questions or comments, please do not hesitate to contact me at Shawn.Guertin@cvshealth.com.

Very truly yours,

/s/ Shawn M. Guertin

Executive Vice President and Chief Financial Officer

cc: James D. Clark, Senior Vice President, Controller and Chief Accounting Officer

U.S. Securities and Exchange Commission

May 15, 2023

Samrat S. Khichi, Executive Vice President, Chief Policy Officer and General Counsel

Colleen M. McIntosh, Senior Vice President, Corporate Secretary and Chief Governance Officer

Lona Nallengara, Shearman & Sterling LLP